Exhibit 21.1

List of Subsidiaries

Entity	Jurisdiction
Bionomics Diagnostics Inc.	British Columbia, Canada
LexaGene, Inc.*	Massachusetts

*	LexaGene, Inc. is a second-tier subsidiary of the Registrant, held through Bionomics Diagnostics Inc.